March 22, 2005

Via Federal Express and EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. Robert D. Bell

Re:	Intellisync Corporation
Post-Effective Amendment No. 2 to Form S-3
Filed January 31, 2005
(File No. 333-116146)

Dear Mr. Bell:

In connection with a letter dated March 2, 2005 from Barbara C. Jacobs, Assistant Director, Office of Computers and Online Services to Intellisync Corporation (the “Company”), the Company hereby confirms the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information with respect to this matter, please do not hesitate to contact me at (408) 321-3800 or K. Amar Murugan of Heller Ehrman White & McAuliffe LLP, outside counsel to the Company, at (650) 324-7000.

Sincerely,

/s/ Richard Mosher
Richard Mosher
General Counsel